Office of the Minnesota Secretary of State
Certificate of Organization

   I, Steve Simon, Secretary of State of Minnesota, do certify that: The following business entity has duly complied with the relevant provisions of Minnesota Statutes listed below, and is formed or authorized to do business in Minnesota on and after this date with all the powers, rights and privileges, and subject to the limitations, duties and restrictions, set forth in that chapter.

The business entity is now legally registered under the laws of Minnesota.

Name: T2M LLC

File Number: 1009423700027

Minnesota Statutes, Chapter: 322C

This certificate has been issued on: 03/28/2018



Steve Simon
Secretary of State
State of Minnesota

Office of the Minnesota Secretary of State
Minnesota Limited Liability Company/Articles of Organization
Minnesota Statutes, Chapter 322C



The individual(s) listed below who is (are each) 18 years of age or older, hereby adopt(s) the following Articles of Organization:

ARTICLE 1 - LIMITED LIABILITY COMPANY NAME:

    T2M LLC

ARTICLE 2 - REGISTERED OFFICE AND AGENT(S), IF ANY AT THAT OFFICE:

    Name   Address:

    Mark Edward Dooley

                                2440 Kyle Ave Golden Valley MN 55422 USA

ARTICLE 3 - DURATION: **PERPETUAL**

ARTICLE 4 - ORGANIZERS:

    Name: Address:

    Daniel Paul Dooley   **100 North Broadway Ave. Suite 2900 Oklahoma City OK 73102 USA**

If you submit an attachment, it will be incorporated into this document. If the attachment conflicts with the information specifically set forth in this document, this document supersedes the data referenced in the attachment.

By typing my name, I, the undersigned, certify that I am signing this document as the person whose signature is required, or as agent of the person(s) whose signature would be required who has authorized me to sign this document on his/her behalf, or in both capacities. I further certify that I have completed all required fields, and that the information in this document is true and correct and in compliance with the applicable chapter of Minnesota Statutes. I understand that by signing this document I am subject to the penalties of perjury as set forth in Section 609.48 as if I had signed this document under oath.

SIGNED BY: **Daniel P. Dooley**

MAILING ADDRESS: **100 North Broadway Ave Suite 2900 Oklahoma City OK 73102**

EMAIL FOR OFFICIAL NOTICES: **ddooley@hallestill.com**



Work Item 1009423700027
Original File Number 1009423700027

STATE OF MINNESOTA
OFFICE OF THE SECRETARY OF STATE
FILED
03/28/2018 11:59 PM

Steve Simon
Secretary of State